

Investor Presentation

April 16, 2013

3SBio

Care for Life, Cherish Life, Create Life

This presentation is provided for information purposes and reference only and does not substitute for any proxy statement or other filings made with the SEC by 3SBio Inc. (the "Company"), does not constitute an offer to sell, a solicitation to buy or to vote in connection with, or a proxy statement concerning, any securities of the Company. This presentation may not be used or relied upon in evaluating whether an investor should vote in favor of the proposed merger. Solicitation of proxies for the proposed merger is being made solely by means of the definitive proxy statement of the Company dated March 25, 2013, a copy of which can be found at the SEC's website (http://www.sec.gov/Archives/edgar/data/1383790/000106299313001380/0001062993-13-001380-index.htm) (the "Definitive Proxy").

The information herein is qualified in its entirety by reference to the Definitive Proxy, and investors should rely solely on the Definitive Proxy and other materials filed by the Company on Schedule 13E-3/A on March 25, 2013 in evaluating the proposed merger. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE DEFINITIVE PROXY AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC ON MARCH 25, 2013, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER, THE PERSONS SOLICITING PROXIES IN CONNECTION WITH THE PROPOSED MERGER ON BEHALF OF THE COMPANY, AND THE INTERESTS OF THOSE PERSONS IN THE PROPOSED MERGER AND RELATED MATTERS.

The Company's financial projections included in this presentation are subject to the qualifications and other disclosures contained in the Definitive Proxy under "Special Factors—Certain Financial Projections" and "Cautionary Note Regarding Forward-Looking Statements".

Neither the SEC nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this presentation. Any representation to the contrary is a criminal offense.

The contents hereof should not be construed as investment, legal, tax or other advice.

The information contained herein is confidential and may not be used, reproduced or distributed to others, in whole or in part, for any other purpose without the prior written consent of the Company.

3SBio Inc. ("3SBio" or the "Company") is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China

- Therapeutic focus on oncology and nephrology
- 6 marketed products and 8 pipeline products under development
- EPIAO, the Company's flagship product, has been the No.1 EPO product in the Chinese market since 2002
- TPIAO is the first protein-based TPO therapeutic product approved in the Chinese market
- Strategic alliances offer innovative product development platforms

Cherish Life | Care for Life | Create Life

热爱生命 | 关注生存 | 創造生活

Special Committee is made up of successful business executives with significant experience in M&A and pharmaceutics across US and China

Tianruo (Robert) Pu *Chairman of the Independent Committee*	- Chief financial officer and a director of UTStarcom Holdings Corp (NASDAQ: UTSI) - From September 2008 to June 2012, Mr. Pu was the chief financial officer of China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) ("Nuokang") - Prior to joining Nuokang, Mr. Pu was the chief financial officer of Global Data Solutions, a Chinese information technology services outsourcing company, which he joined in June 2006 - From September 2000 to May 2006, he worked as a management consultant with Accenture, CSC Consulting Group and Mitchell Madison Consulting Group

Mingde Yu	- Has held a number of senior positions both in the government and the private sectors, including:
	  - Chief Technology Officer and the Head of Manufacturing at both Liaoning Fuxi Pharmaceutical Co. and Fuxi Traditional Chinese Medicine Co. (from 1978 to 1983)
	  - Bureau Chief of the Fuxi City Food & Drug Administration from 1983 to 1991
	  - Bureau Chief of the Liaoning Provincial Food & Drug Administration from 1991 to 1997
	  - Drug Department Chief of the Economic Operations Bureau of the State Economic and Trade Committee from 1997 to 1998
	  - Vice-Director of Economic Operations Department of the National Development and Reform Commission from 1998 to 2003
	- Currently the honorary Chairman and Director of the Beijing Pharmaceutical Group and is the Chair for the China Pharmaceutical Enterprises Administrative Association since 2004 and China Medical Entrepreneur Association
	- Senior consultancy roles with the China Chemical Drug Association and the National Pharmaceutical Industry & Commerce Association
	- Independent member on the board of directors for the following companies: China Nuokang Bio-Pharmaceutical Inc. (NASDAQ:NKBP); North China Pharmaceuticals; Wohua Biologicals Co.; and Qingtao Huaren Pharmaceuticals

Peiguo Cong	- Managing partner of Beijing Jun You Law Firm since 1994 - Member on the Finance and Securities Committee of the China National Lawyers Association - Member of the All China Federation of Industry and Commerce - Director of the Chinese Society of Mergers and Acquisitions - Independent Committee member of the Credit Committee of the National Development Bank - Part-time professor at Peking University

Transaction Offers Shareholders a Significant Premium

- On February 8, 2013, 3SBio entered into an agreement and plan of merger with Decade Sunshine Limited ("Parent") and Decade Sunshine Merger Sub ("Merger Sub")
- The merger is a going private transaction with certain affiliated shareholders and CPEChina Fund, L.P. ("CITIC PE")
- The affiliated shareholders include Dr. Jing Lou, 3SBio's chairman and chief executive officer, and certain other management members of the Company
- 3SBio is being purchased for a price of $15.40 per ADS
- Transaction will be funded using (i) convertible notes from CITIC PE totaling approximately $133 million, (ii) senior debt from China CITIC Bank International Limited ("CITIC Bank") totaling approximately $100 million, (iii) rollover financing totaling approximately $66 million and (iv) cash of the Company totaling approximately $80 million
- Offer price represents an attractive premium
  - 32.9% to closing ADS price prior to announcement of offer
  - 33.4% to 30-day VWAP prior to announcement of offer

Success of 3SBio as a public company depends on certain risk factors

- Management projects revenue growth deceleration and gross margin degradation due to:
  - Increased pricing pressure from changes in government policy
  - New competition for currently marketed products, which is likely to intensify in the next couple of years
  - Price cuts announced in September 2012 by the Chinese regulator of drug prices
- Increasing R&D expense level
  - R&D expense is expected to surpass ~10% of revenue in 2013
  - Costs of remaining a public company, which totaled approximately $1 million in 2012, could be eliminated and reinvested in research and development following a take-private transaction

Special Committee Ran a Fair Process

- Independent Committee was formed on September 12, 2012 in response to the receipt of a proposal letter from Dr. Lou and CITIC PE (collectively, the "Consortium") on the same day
- Independent Committee, composed solely of directors unrelated to management of the Company or the Consortium, was empowered to consider and attend to all matters in connection with the proposal
- Assisted by experienced advisors
  - Legal advisor to Independent Committee – Cleary Gottlieb Steen & Hamilton LLP
  - Financial advisor to Independent Committee – Jefferies International Limited
- **The Independent Committee discussed with its advisors other potential alternatives available to the Company and instructed and authorized its financial advisor to conduct a pre-signing market check through a third-party solicitation process**
- The Independent Committee conducted extensive negotiations with the Consortium
  - Led to an increase in the offer price from $15.00 per ADS to $15.40 per ADS
- Under the terms of the merger agreement, at any time prior to receipt of shareholder approval of the proposed merger, the Independent Committee has the right to consider unsolicited alternative acquisition proposals received from third parties and to terminate the merger agreement to enter into an alternative acquisition agreement relating to a superior proposal, but to date no alternative proposals have been received.

Calendar of Certain Events

September 12, 2012	**3SBio received a preliminary non-binding proposal letter from its Chairman and Chief Executive Officer, Dr. Jing Lou, and CPEChina Fund, L.P. to acquire all outstanding shares of 3SBio for $15 per ADS** Board of Directors has formed a special committee of independent directors (the "Independent Committee") to review the proposal
September 16, 2012	Independent Committee has retained Cleary Gottlieb Steen & Hamilton LLP as the Independent Committee's legal counsel
September 28, 2012	Independent Committee publicly announced the retention of Jefferies International Limited as its financial advisor
October 8, 2012	3SBio entered into a non-disclosure agreement with CITIC PE and permitted CITIC PE and its representatives, including CITIC Bank, the Consortium's proposed debt financing source, to begin due diligence
October 17-22, 2012	The Independent Committee and its advisors had multiple discussions to finalize the details of the pre-signing market check As a result, the Independent Committee decided to contact 10 multinational pharmaceutical companies, noting that these companies might be interested in acquiring the Company for strategic reasons and approved December 3, 2012 as the deadline for potential buyers to submit non-binding bids
October 22, 2012	**The 10 multinational pharmaceutical companies were contacted, two of which signed non-disclosure agreements with the Company and conducted due diligence on the Company**
November 21·, 2012	One of the two companies that had signed non-disclosure agreements with the Company, or Party A, had a telephonic meeting with Mr. Bo Tan, the chief financial officer to discuss the Company's business and operations
November 28, 2012	The second of the two companies that had signed non-disclosure agreements with the Company, or Party B, had a telephonic meeting with Mr. Bo Tan, the chief financial officer to discuss the Company's business and operations
December 3, 2012	**Party A submitted a non-binding preliminary expression of interest for the acquisition of all outstanding Shares at a price range of $2.5714 to $2.8571 per Share, or $18.00 to $20.00 per ADS** Party B verbally indicated that it was interested in acquiring the Company, but had not received internal approval to submit a bid

Calendar of Certain Events

December 4, 2012	• Merrill Lynch provided a commitment letter signed by CITIC Bank, committing to provide Parent a senior secured term loan facility of up to $100 million for purposes of financing the merger
January 9, 2013	• Party A had an in-person due diligence meeting with Mr. Tan, at which meeting Mr. Tan and Party A discussed business cooperation possibilities between Party A and the Company, including forming joint ventures, product licensing, and other options • Mr. Tan, however, reiterated management's position that it would be more supportive of a transaction in which Dr. Lou was involved and that, although they were willing to participate in any possible transactions, they would not support any transactions without the involvement of Dr. Lou
January 16, 2013	• Given that in the pre-signing market check, only Party A submitted a non-binding proposal, the Independent Committee decided not to insert a post-signing go-shop provision, but rather to continue its discussions with Party A • The Independent Committee also instructed its financial advisor to continue to request an increase in the proposed offer price from the Consortium
January 30, 2013	• **Party A indicated that it had decided to withdraw its non-binding proposal** • **The Consortium increased its proposed offer price from $2.1428 per Share, or $15.00 per ADS, to $2.1785 per Share, or $15.25 per ADS**
February 4-5, 2013	• **The Consortium agreed to increase the merger consideration from $2.1785 per Share, or $15.25 per ADS, to $2.20 per Share, or $15.40 per ADS**
February 8, 2013	• The Independent Committee unanimously resolved to recommend that the board of directors approve the proposed merger agreement and the transactions contemplated thereby, including the merger • CITIC PE executed the CITIC PE commitment letter, and CITIC Bank executed the debt facility agreement. The Consortium delivered the executed CITIC PE commitment letter and debt facility agreement to the Independent Committee
March 24, 2013	• 3SBio announced extraordinary general meeting of shareholders to vote to determine the authorization of the Merger Agreement and the merger to be held on April 25, 2013

No Superior Proposal Received During Market Check Process

- The Independent Committee instructed and authorized its financial advisor to contact 10 multinational pharmaceutical companies that might be interested in acquiring the Company for strategic reasons
- During the pre-signing market check period:
  - Only two potential investors signed non-disclosure agreements with the Company
  - Only one potential buyer ("Party A") submitted a written preliminary non-binding proposal
- **Party A did <u>not</u> submit a binding proposal**
  - **Party A completed preliminary due diligence and held management meeting with 3SBIO**
  - **Party A's preliminary non-binding proposal was <u>conditioned</u> on further due diligence on the Company**
  - **Party A did not respond to the Independent Committee's questions regarding Party A's post-acquisition strategies for the Company**
  - **Party A formally withdrew from the process on January 31, 2013 without giving a reason**
- After the withdrawal of Party A, the Consortium was the only remaining bidder
  - The Independent Committee determined that there was no viable alternative involving a sale transaction to the proposed sale of the Company to the Consortium
- The pre-signing market check assisted the Independent Committee in assessing whether another party might be willing to pay a price higher than the offer price proposed by the Consortium and therefore assisted the Independent Committee in its efforts to enhance shareholder value

Independent Committee and Board Unanimously Recommend For Merger

- Following the market check process and extensive negotiations with the Consortium, the Independent Committee unanimously determined that:
  - (a) the merger is fair to, and in the best interests of, the Company and its unaffiliated shareholders and unaffiliated ADS holders and
  - (b) recommended that the board of directors of the Company approve the merger
- Significant premium above the stock's trading levels over the months leading up to announcement
- More favorable to the Company's stockholders than remaining a public company based on the Independent Committee's knowledge of the Company's business, financial condition, results of operations, prospects and competitive position
  - Price cuts announced in September 2012 by the Chinese regulator of drug prices
  - Competition in the Company's major products likely to intensify in the next couple of years
  - Uncertain business conditions in China reflected in management's projected revenue increase of only 11.6% from 2012 to 2013 compared to 22.8% from 2011 to 2012
  - Costs of remaining a public company, which totaled approximately $1 million in 2012
- Opportunity to realize immediate liquidity at a premium, without having to take the risks and uncertainties that the company may face
  - All-cash consideration
  - Committed financing
- The Board of Directors unanimously approved the merger as recommended by the Independent Committee

Assertions	Correcting the Record
The chairman and CEO was willing to participate in a potential transaction only with CITIC PE and refused to consider any other alternative	- The Chairman's preference was to take the Company private together with CITIC PE, with whom he had entered into a consortium agreement - However, he was never presented with a firm alternative that was as compelling and attractive to the Company as the Consortium offer
The CFO and the management team's refusal to collaborate with any other bidder and their "stiff-arming" of Party A undermined the process	- The CFO and the management team expressed their preference to work with Chairman Lou but did not tell Party A or any other bidder that they would refuse to work with them - During the market-check process, both Party A and Party B were given full access to management, a virtual data room and granted every opportunity to conduct due diligence
Party A's offer of $18.00 to $20.00 per ADS, or $2.57 to $2.86 per share is a true indication of what the Company might fetch in a fair sale process	- Party A's offer was not a true indication of what the Company might fetch since it was only a non-binding, preliminary expression of interest - In fact, subsequent attempts by the Special Committee to elicit Party A's post-acquisition strategies were met without response and ultimately, Party A chose to withdraw from the process - The sale process conducted by the Independent Committee was fair and its decision to recommend the Consortium offer was based on its determination that it was in the best interests of the Company and the unaffiliated shareholders

Assertions	Correcting the Record
The Independent Committee deterred Party A during the process by requesting Party A's views on how they might operate the business in the event the Chairman left the Company	- The Independent Committee's intention was to assess whether Party A's bid was a serious and qualified offer vs. a way to gain competitive intelligence – <u>not to deter them</u> - The requested information was meant to help the Independent Committee appreciate whether Party A did in fact know what they were buying and whether they understood the complexities of running a business in China
The offer price implies multiples that generally fall below the comparisons among publicly-traded peers and prior transactions	- An implied valuation based on EV/EBITDA multiples is <u>not as meaningful as one based on discounted cash flows</u>

Summary Historical and Projected Financials

($ in millions, except per ADS data)

- Management projections from 2012P – 2017P
- Financials have been converted into U.S. Dollars at exchange rates in footnote below
- Management projects revenue growth deceleration and gross margin degradation due to:
  - Increased pricing pressure
  - New competition for currently marketed products
- Management projects operating margin compression due to:
  - Increased sales and marketing spend in new markets
  - Current and upcoming research and development spend associated with new products

Historical and Projected Financial Performance

	Fiscal Year Ending December 31,									'12 - '17 CAGR (%)
	2009A	2010A	2011A	2012P	2013P	2014P	2015P	2016P	2017P	
Total Revenue	**$46.4**	**$61.8**	**$83.8**	**$106.8**	**$119.0**	**$136.0**	**$148.4**	**$160.8**	**$172.4**	10.1%
Cost of Sales	3.7	6.2	9.0	12.8	15.5	18.9	22.3	25.7	29.3	
Gross Profit	**$42.7**	**$66.7**	**$74.8**	**$93.8**	**$103.6**	**$116.1**	**$126.1**	**$135.1**	**$143.1**	8.8%
Research & Development	2.8	5.8	6.5	10.0	13.4	9.4	10.2	12.4	13.5	
Sales & Marketing	22.2	28.8	39.4	50.1	57.1	66.1	74.2	80.4	86.2	
General & Administrative	5.3	8.2	10.3	13.2	14.7	16.7	18.3	19.9	21.3	
Total Operating Expenses	30.3	42.8	56.2	73.3	85.2	92.3	102.8	112.7	121.0	
Grant Income	0.1	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.0	
Operating Income	**$12.4**	**$13.0**	**$18.8**	**$20.7**	**$18.4**	**$23.9**	**$23.4**	**$22.6**	**$22.1**	1.3%
Other Income / (Expense)	1.5	2.2	2.3	(0.3)	2.6	2.7	2.9	3.1	3.5	
Pre-tax Income	**13.9**	**16.2**	**21.1**	**20.4**	**21.0**	**26.6**	**26.3**	**25.6**	**25.6**	
Income Tax Expense	1.7	3.2	4.4	4.2	4.4	5.6	5.5	5.4	5.4	
Net Income	**$12.2**	**$12.0**	**$16.7**	**$16.2**	**$16.6**	**$21.0**	**$20.8**	**$20.2**	**$20.2**	4.6%
Non-Controlling Interest Expense	0.0	0.0	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	
Net Income Attributable to Trilogy	**$12.2**	**$12.0**	**$16.8**	**$16.2**	**$16.6**	**$21.0**	**$20.8**	**$20.2**	**$20.2**	4.5%
Weighted Avg. ADS O/S	21.5	21.6	21.9	22.9	23.3	23.7	24.2	24.6	25.0	
EPS ($ per ADS)	**$0.57**	**$0.56**	**$0.77**	**$0.71**	**$0.71**	**$0.89**	**$0.86**	**$0.82**	**$0.81**	2.6%
Operating Income	12.4	13.0	18.8	20.7	18.4	23.9	23.4	22.5	22.1	
Depreciation & Amortization	1.2	2.2	3.5	4.0	4.5	4.8	6.6	6.9	10.6	
Stock Based Compensation	1.0	3.6	3.3	3.5	3.5	3.5	3.5	3.5	3.5	
Adjusted EBITDA	**$14.6**	**$18.8**	**$25.6**	**$28.2**	**$26.4**	**$32.2**	**$33.6**	**$32.9**	**$36.2**	5.1%
Capital Expenditures	14.0	6.0	5.4	5.2	18.9	18.9	11.4	11.4	3.0	
Purchase of Intangible Assets	0.0	6.1	1.3	1.9	1.9	1.9	1.9	1.9	1.9	
Increase in Net Working Capital		8.3	1.7	5.1	2.7	3.1	2.7	2.2	2.1	
Growth										
Revenue		33.3%	35.5%	27.3%	11.6%	13.4%	9.9%	8.4%	7.2%	
Gross Profit		30.4%	34.4%	25.5%	10.3%	12.1%	8.7%	7.1%	5.9%	
Operating Income		4.5%	44.6%	10.1%	(11.1%)	29.8%	(1.8%)	(4.1%)	(1.7%)	
Adjusted EBITDA		29.1%	36.0%	10.1%	(6.3%)	21.9%	4.3%	(1.9%)	9.9%	
Net Income		(1.7%)	39.4%	(3.3%)	2.6%	26.6%	(1.0%)	(2.7%)	(0.0%)	
Margins										
Gross Profit	92.0%	90.1%	89.3%	88.0%	87.0%	86.0%	85.0%	84.0%	83.0%	
Operating Expense	65.4%	69.3%	67.1%	68.7%	71.6%	68.4%	69.2%	70.1%	70.2%	
Operating Income	26.8%	21.0%	22.5%	19.4%	15.5%	17.7%	15.8%	14.0%	12.8%	
Adjusted EBITDA	31.5%	30.5%	30.6%	26.4%	22.2%	23.9%	22.6%	20.5%	21.0%	
Net Income	26.3%	19.4%	20.0%	15.2%	14.0%	15.6%	14.0%	12.6%	11.7%	

Note: Financial information converted from Chinese Renminbi to U.S. Dollars based on average exchange rate for each of 2009A (6.833), 2010A (6.771) and 2011A (6.465), and spot rate as of February 6, 2013 for 2012P-2017P (6.237).

3SBio

Care for Life, Cherish Life, Create Life